Filed by SoftBank Corp.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: Sprint Nextel Corporation

Commission File No.: 001-04721

Third Party Commentary on SoftBank / Sprint Transaction

“The question is whether a less leveraged Sprint able to execute its network vision on the sturdier financial footing provided by Softbank’s cash – and delivering a growing suite of wireless broadband services – creates more shareholder value than an unproven ‘Quad Play’ attempting to take share with a highly leveraged balance sheet and assets that require significant capital investment…History suggests that the alternative of a SoftBank/Sprint combination will create more shareholder value.”

“The growth prospects of the combination of SoftBank and Sprint, however, with a deleveraged balance sheet and a strong core wireless business, are far better than being part of a highly leveraged company whose core business is in secular decline.”

Grubman: Dish/Sprint Numbers Don’t Add Up to Shareholder Value, New York Times Dealbook

29 May 2013

“Softbank is far along in the government approval process. Dish, on the other hand, could be a long way from gaining FCC approval.”

The Softbank-Sprint deal cleared the national security hurdle, so what’s Dish’s next move? Quartz

29 May 2013

“As The Washington Post reported, CFIUS approval of the SoftBank proposal makes Dish’s offer less attractive because the proposed deal came later and faces potentially lengthy regulatory reviews.”

Sprint, SoftBank get clearance on national security concerns, Washington Post, Post Tech Blog

29 May 2013

“SoftBank’s deal, which was announced last October, is expected to give Sprint more muscle to compete with the major players in the wireless industry. The increased size achieved by the combined operations of the two carriers could lead to a better selection of phones, more competitive price plans, and ultimately, better service.”

Sprint, SoftBank reportedly reach security deal with U.S., CNET.com

28 May 2013

“SoftBank’s bid got a momentum boost today after California’s Public Utilities Commission signed off on its Sprint transaction, giving the deal the final state approval it needed. The process of 23 state reviews took seven months.”

SoftBank Said to Give U.S. Veto Power Over Sprint Board Seat, Bloomberg News

23 May 2013

“SoftBank says it is committed to using only network equipment that is acceptable to the U.S. government and will not use equipment from China’s Huawei in Sprint’s network. Dish has not made such promises.”

Dish on national security PR offensive against SoftBank, Reuters News

May 22, 2013

“Dish’s claim that Japanese ownership of the U.S. cellphone operator is a risk to national security is half-baked and shows boss Charlie Ergen’s desperation.”

“SoftBank has promised to rip out networking equipment used by Sprint’s network partner Clearwire and produced by Huawei, a Chinese manufacturer embodying the U.S. Congress’s cybersecurity concerns.”

“Dish hasn’t yet made a similar promise alongside its $26 billion offer for all of Sprint, which suggests its complaint isn’t really about national security, but rather about having the weaker position in an M&A fight. Lawmakers and investors alike can afford to ignore the diversion.”

BREAKINGVIEWS-Security is diversion in $20 bln-plus Sprint fight, Reuters Breakingviews

May 23, 2013

[Regarding national security protections] “The government wouldn’t have as many levers to pull if Sprint were to accept a rival $25.5 billion takeover offer from Dish Network Corp.”

Wary of China, U.S. Steps Into Sprint’s Board, Wall Street Journal

May 23, 2013

“Trying to stir up objections now feels like a desperate act.

“Softbank has also offered to pay $1 billion to remove the Huawei equipment already used by Clearwire, the US wireless company that Sprint is trying to fully acquire. Dish, by contrast, which doesn’t require CFIUS approval, has not said what it would do with Clearwire’s Huawei equipment.”

Dish Network shows its desperation by resorting to fear-mongering against Softbank, Quartz

May 22, 2013

“Dish Network’s pay-TV pain signals trouble for its $25.5 billion bid for Sprint Nextel. Weak quarterly results unveiled on Thursday show why the company covets the telecom operator. But the poor earnings—net income dropped 40 percent—also show why Sprint shareholders should be skeptical of Dish’s offer.”

“The company’s pay-TV business is maturing quickly. It added a net 36,000 subscribers in the three months to March, compared to 104,000 a year ago. Dish is also finding it more costly to acquire subscribers.”

“Moreover, Dish is swimming against increasingly unfavorable tides…”

“The trouble is, Dish’s earnings flop makes rival bidder SoftBank’s offer look even more appealing. Granted, the Japanese company is offering only $20 billion. But it would plow money into Sprint, unlike Dish, which would pile on more debt. Also, under SoftBank’s offer, Sprint’s investors would still own a pure-play telecommunications company, whereas Dish’s deal would leave them with a pay-TV business with uncertain long-term prospects.”

Dish’s pay-TV pain signals trouble for Sprint bid, Reuters Breakingviews

May 9, 2013

“SoftBank could close the acquisition this year while DISH could be ‘a lot further out,’ he said.”

“In the long run, SoftBank also is a better partner, Moorman said. SoftBank is in the wireless telecom business and brings expertise in the 2.5 GHz spectrum to Sprint…”

“Moreover, SoftBank has a history of making acquisitions and driving up EBITDA margins.”

“As for Sprint’s network build-out, ‘SoftBank has the access to capital that will be necessary in deploying all of Clearwire’s spectrum and building a wireless network that can compare to Verizon and AT&T,’ Moorman said in an April 25 research note he provided to SNL Kagan. ‘The network buildout would be much slower under the DISH alternative versus the SoftBank alternative and this could it hurt [Sprint] competitively as LTE has become [the] competitive tool of choice for wireless providers.’”

“DISH does not have any experience in the wireless business.”

Analysts: SoftBank is better for Sprint, but DISH offers more money, SNL Financial (quoting an analyst with S&P Capital IQ)

May 9, 2013

“If Dish wins control of Sprint, the wireless company’s stock owners would be putting their faith in Ergen, an industry outsider. With Son and SoftBank, today’s Sprint shareholders become minority owners to a proven industry insider.”

Sprint shareholders’ choice: Trust in Son or Ergen? Denver Business Journal

May 8, 2013

“We think one of the challenges that Dish faces is that the offering record that they have in their own pay- TV business makes us question whether they have the capabilities to win in wireless…”

SoftBank/Sprint Decision Could Fall on Clyburn’s Watch, Communications Daily (citing an analyst with New Street Research)

May 6, 2013

“SoftBank is beating all comers in the race for Sprint Nextel. Dish Network’s $25.5 billion bid may look better on paper, but it actually falls short of SoftBank’s $20.1 billion proposal. The Dish pitch would pump the U.S. telecom’s debt levels so high that they could weaken the combined company – and leave investors with a pay TV business poised for decline.”

SoftBank beating all comers in race for Sprint, Reuters Breakingviews

April 30, 2013

“In many ways, SoftBank’s proposal, which delivers a one-time $4.9 billion cash infusion into Sprint on top of the $3.1 billion the Japanese carrier has already invested, seems to carry lower risk.”

Heard on the Street: Sprint Shareholders Shouldn’t Rush Into Dish’s Arms, Wall Street Journal

April 30, 2013

“The most arresting [of Mr Son’s valuation sums] were around the cost to Sprint of the delay in much-needed investment (61c/share) should it choose to wait for Dish, and the hefty $1bn (9c/share) charge if the SoftBank deal is broken.”

SoftBank: Sprint finish, Financial Times Lex Column

April 30, 2013

“Softbank is providing capital that would fund Sprint’s network construction and leave the company with a slimmer balance sheet.”

Sprint gets waivers from Softbank to talk to Dish, The Deal

April 29, 2013

“The wireless industry might prefer Ergen to win over Softbank because Ergen’s resulting debt leverage would hamper his ability to invest the necessary capital to be competitive.”

Intel Backs SoftBank Offer for Sprint Over Dish, TheStreet (quoting an analyst with BTIG)

April 29, 2013

“SoftBank brings a cash infusion for Sprint; Dish brings a boatload of debt.”

“Standard & Poor’s and Moody’s revised their outlooks on Sprint’s credit rating to ‘developing’ and ‘uncertain,’ respectively, upon Dish’s bid. In contrast, S&P and Moody’s put the ratings on review for a possible upgrade following SoftBank’s offer.”

Debt Dish May Give Sprint Indigestion, Wall Street Journal

April 25, 2013

“Investors’ two main worries, she wrote, are that Ergen would not achieve his ambitious synergies and that capital expenditures would be more than expected.”

Sprint taps advisers to weigh Dish bid, The Deal (citing an analyst with Wells Fargo Securities)

April 23, 2013

“Sprint and SoftBank are already far along in the regulatory-approval process, with the Department of Justice having already signed off on antitrust issues. A Dish bid would reset the clock, costing Sprint precious time in the highly competitive wireless market, as a report from policy research firm MGA pointed out last week.”

Dish’s Ergen Dishes on His Bid to Buy Sprint, Barron’s Tech Trader Daily

April 22, 2013

“It is also unclear how the pay-TV provider will achieve its lofty projections for cost synergies of $11 billion and additional revenue of $24 billion.”

DISH buyout offer for Sprint puts high-yield bonds in the hotseat, MarketWatch (citing Moody’s)

April 22, 2013

“With its reputation of being one of the most difficult companies to work for in America, Dish Network’s corporate culture would probably clash with just about any potential merger partner.”

Workplace culture a big challenge of proposed Dish-Sprint merger, Denver Post

April 21, 2013

“The website 24/7 Wall St recently named Dish the ‘meanest company in America.’”

Charlie Ergen: Media mogul at a Sprint, Financial Times

April 19, 2013

“The proposed transaction with Dish leaves the combined entity with potentially too much leverage for a company with investment-grade competitors.”

Sprint Lenders Clash With Owners on Dish Bid: Corporate Finance, Bloomberg News (citing a money manager with Seix Investment Advisors LLC)

April 18, 2013

“On the face of it the Dish bid looks dangerously levered. Dish-Sprint would have more than $40bn in net debt, nearly five times expected earnings before interest, tax, depreciation and amortisation.”

“Additionally, Dish would have to spend billions building out a network to make use of the spectrum it has, to support a unified offering of mobile phone, internet and video services.”

“Finally, Dish would be responsible for continuing losses at Clearwire, a wireless internet provider that Sprint is buying. Clearwire burnt through $500m last year, an improvement over 2011. People close to the company said the losses would continue for years.”

“New Street Research analyst Jonathan Chaplin argued that the Dish offer failed to bring the capital or management needed to build and operate a next-generation mobile network.”

Rival offers weighed up in race for Sprint, Financial Times

April 17, 2013

“[B]oth proposals would also see existing Sprint shareholders keep a stake in the post-merger company—this is where SoftBank may be on stronger footing…Dish’s case rests on still-vague plans to boost revenue by bundling satellite TV subscriptions with wireless contracts. SoftBank, however, says it can back Sprint with resources and expertise to invest in the rollout of a fourth-generation network that competes with AT&T and Verizon.”

Heard on the Street: SoftBank—No Rush on Sprint, Wall Street Journal

April 17, 2013

“One potential downside to a Dish/Sprint deal for regulators is that the SoftBank/Sprint transaction is already in day 136 of its review at the FCC. A Dish/Sprint deal would have to start with a fresh clock.”

Dish Offers $25.5 Billion in Rival Bid for Sprint, Communications Daily

April 16, 2013

“[T]he company would likely have less flexibility to make additional investments into its wireless network and/or acquisitions under Dish’s proposal than under SoftBank’s deal terms.”

Wall Street Divided Over Dish Deal, Wall Street Journal MoneyBeat (citing an analyst with Gabelli & Company)

April 16, 2013

“One of the most compelling elements of the SoftBank combination is that SoftBank has a proven track record of turning around a struggling wireless asset and being outstanding cost managers.”

Wall Street Divided Over Dish Deal, Wall Street Journal MoneyBeat (citing an analyst with New Street Research)

April 16, 2013

“Sprint is heavily indebted already, and Dish would issue about $9 billion in debt to finance the acquisition, bringing the total for the combined company to $47 billion, Novosel calculates. That’s about 5.8 times the combined company’s annual earnings before interest, taxes, depreciation and amortization, which would call into question the company’s ability to pay off its debt, he said.”

Dish’s Ergen says Sprint debt manageable, Associated Press (citing a corporate bond analyst with Gimme Credit)

April 16, 2013

“Dish could face a difficult transition from the traditional pay-television business into the fast-paced wireless industry if it wins the bid, says Carrie MacGillivray, program vice president for mobile services at IDC Research. SoftBank, in contrast, has more experience with mobile operations.”

Will Dish serve Sprint customers well? MarketWatch

April 16, 2013

“SoftBank would be a more compelling partner for Sprint…They don’t have to match what Dish does because the value proposition after any deal closes we think is stronger with SoftBank than it is with Dish.”

Surprise Bids for Sprint Have Further to Go: Real M&A, Bloomberg (citing an analyst with New Street Research)

April 16, 2013

“With SoftBank, Sprint would get an additional $4.9 billion of cash and a majority owner willing to weather the short-term pains of churn and heavy investment.”

Heard on the Street: Serving up Sprint on a Dish, Wall Street Journal

April 15, 2013

“If Dish were to acquire Sprint, the combined company would take on about $36 billion in debt. Much of the revenue for the new company will come from the paid TV business of Dish, which analysts say is on the decline.”

Wireless spectrum is the key to Dish’s $25.5 B bid for Sprint, CNET.com

April 15, 2013

“SoftBank is a much larger company and a wireless one, to boot. SoftBank could bring its own innovations, leverage over handset makers in the form of ownership of spectrum in Japan, and history of successfully competing against larger telecom companies to the US.”

Sprint is Dish’s last, desperate attempt to be able to offer cell service before its deal with the FCC runs out, Quartz.com

April 15, 2013

“Part of Dish’s justification is that the deal would create new revenue opportunities worth almost as much, in present value terms, as the offer for Sprint. It’s the kind of vague promise that’s easy to make but very difficult to deliver.”

Dish $25.5bln Sprint bid mixes hype with reality, Reuters Breakingviews

April 15, 2013

“However, we believe there is substantial risk to realizing expected cost and revenue synergies. We expect a combined DISH/Sprint would have significant network capital investment requirements over a multiyear period beyond current expectations in order to deliver a robust video, wireless data, fixed broadband, and mobile video solution that DISH outlined in its proposal.”

DISH Bid for Sprint Laced with Risk and Reward Ratings Endorsement Policy, Fitch Ratings

April 15, 2013

“For his video plan to work, though, Mr. Ergen would likely need the programmers who control rights to mobile use of their shows to sign off. While Dish executives have said they have sewn up some of those rights, Dish’s relationships with media partners are among the most contentious of any major TV distributor.”

Dish Network’s Bid for Sprint Bets on Consumers Hungry for Data, Wall Street Journal

April 15, 2013

“Earlier this month the Hollywood Reporter dubbed Charlie Ergen ‘the most hated man in Hollywood.’”

Dish Networks tries to buy mobile provider Sprint Nextel for $25.5bn, The Guardian

April 15, 2013

“But for Sprint, he sees the new offer as a cause of more confusion and delay in its efforts to catch up to Verizon and AT&T. Sprint’s strategic options could be limited while this new deal is being considered and that would be a benefit to the competition.”

Dish Makes $25.5B Offer For Sprint, Broadcasting & Cable (citing the founder of Recon Analysts)

April 15, 2013

The SoftBank-Sprint Transaction Will Bring Significant Benefits to the United States

SoftBank’s $20 billion investment in Sprint will:

•	stimulate the U.S. economy

•	create job opportunities for U.S. workers

•	benefit U.S. consumers through enhanced competition and innovation

•	transform the U.S. wireless market by creating a more vibrant national competitor to the two currently dominant providers

SoftBank’s $20+ billion investment will have an enormous positive effect on the U.S. economy

✓	SoftBank’s substantial investment is expected to stimulate the U.S. economy as the benefits of an expanding Sprint ripple through the U.S. industrial and consumer sectors

✓	SoftBank’s investment is the largest foreign investment in the U.S. since the recession of 2008

✓

SoftBank has been a valued investor in U.S. companies for nearly 20 years, including investments in Yahoo!, E*Trade, GSI Commerce, Huffington Post, Buddy Media, Ziff Davis, Gilt Groupe, Zynga and others, in addition to several U.S.-based venture funds which invested primarily in U.S. companies

✓	SoftBank has also helped leading media and technology companies like Yahoo!, Cisco and Microsoft with access to and growth opportunities in Japan

✓	SoftBank is bringing its proven record of technological innovation and entrepreneurial growth to the U.S.

SoftBank-Sprint will benefit U.S. consumers

✓	SoftBank’s capital investment will lead to more reliable, faster wireless service for Sprint customers

✓	SoftBank’s record of innovation in wireless pricing, devices and service plans will give customers new and better options for their wireless service

✓	A revitalized Sprint will spur competition, benefitting customers of all U.S. providers

SoftBank-Sprint will create significant opportunities for U.S. workers

✓	SoftBank’s investment and increased presence in the U.S. is expected to create job opportunities

✓	Unlike many mergers, the SoftBank-Sprint transaction is not dependent on job loss to create anticipated synergies

SoftBank-Sprint illustrates key strategic and trade alliance between U.S. and Japan

✓	The U.S. and Japan have a key strategic alliance that includes important economic and trade relations as well as national defense that has been in place for more than 50 years

✓	Japan is the 4th largest trading partner with the U.S. which conducted more than $216 billion in trade with Japan last year

✓	With this transaction, SoftBank will join other respected Japanese companies like Toyota and Sony who have a strong presence in the U.S. and have contributed significantly to local economies

SoftBank has made commitments that will strengthen U.S. national security

✓	SoftBank has committed to using only network equipment that is acceptable to the U.S. government

✓	SoftBank is the only company to have publicly committed to removing equipment already located inside a U.S. network which presents national security concerns

✓	The SoftBank-Sprint transaction has been cleared by the Committee on Foreign Investment in the United States (“CFIUS”) after a careful and detailed national security review

✓

CFIUS review and clearance included participation by the Department of Defense, the Department of Justice (including the FBI) and the Department of Homeland Security, and all of these agencies are fully satisfied that there are no remaining national security issues

✓	Foreign investment in the U.S. telecom sector is not new: Verizon/Vodafone (U.K.) and T-Mobile USA/Deutsche Telekom (Germany) have already become critical parts of the U.S. telecom sector

SoftBank’s investment will create a healthier, dynamic and more competitive U.S. wireless market

✓

SoftBank is providing substantial capital that is critical for Sprint to increase the capabilities of its network and become a more vibrant competitor against the dominant and well-funded U.S. wireless players

✓

SoftBank plans to immediately put its investment and resources to use in deploying a technically advanced Sprint network that supports innovative smartphone technology and service packages which are tailored to the expanding needs of U.S. consumers

✓	A combined SoftBank and Sprint would serve a total of approximately 87 million subscribers – roughly on par with AT&T

✓

The increased size will enable SoftBank and Sprint to achieve economies of scale and work more closely with suppliers of equipment and handsets, and allow more rapid deployment of cutting-edge technology tailored to customer needs at lower cost

✓	Sprint also will be able to leverage SoftBank’s extensive strategic relationships across the global wireless and technology ecosystems as it develops and enhances innovative customer solutions

SoftBank is bringing a strong track record of innovation and success to the U.S.

✓	SoftBank is an innovative success story and one of Japan’s leading companies

✓

After starting out as a software distributor, SoftBank invested in the Internet and broadband markets, and then branched out into wireless communications by acquiring Vodafone’s Japanese operations in 2006

✓	SoftBank began with only 16% subscriber share and successfully competed against two incumbent rivals who had more than 80% combined share to create a leading brand in the Japanese wireless market

✓

SoftBank has transformed the wireless market in Japan through an intensely customer-focused strategy, significant investments in network infrastructure upgrades, innovative devices and offerings focused on mobile Internet, and improved customer service

Cautionary Statement Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the securities laws. The words “may,” “could,” “should,” “estimate,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “target,” “plan,” “providing guidance” and similar expressions are intended to identify information that is not historical in nature.

This document contains forward-looking statements relating to the proposed transactions between Sprint Nextel Corporation (“Sprint”) and SoftBank Corp. (“SoftBank”) and its group companies, including Starburst II, Inc. (“Starburst II”), and the proposed acquisition by Sprint of Clearwire Corporation (“Clearwire”). All statements, other than historical facts, including, but not limited to: statements regarding the expected timing of the closing of the transactions; the ability of the parties to complete the transactions considering the various closing conditions; the expected benefits of the transactions such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of SoftBank or Sprint; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) there may be a material adverse change of SoftBank; (2) the proposed financing may involve unexpected costs, liabilities or delays or may not be completed on terms acceptable to SoftBank, if at all; and (3) other factors as detailed from time to time in Sprint’s, Starburst II’s and Clearwire’s filings with the Securities and Exchange Commission (“SEC”), including Sprint’s and Clearwire’s Annual Reports on Form 10-K for the year ended December 31, 2012 and Quarterly Reports on Form 10-Q for the quarter ended March 31, 2013, and other factors that are set forth in the proxy statement/prospectus contained in Starburst II’s Registration Statement on Form S-4, which was declared effective by the SEC on May 1, 2013, and in other materials that will be filed by Sprint, Starburst II and Clearwire in connection with the transactions, which will be available on the SEC’s web site (www.sec.gov). There can be no assurance that the transactions will be completed, or if completed, that such transactions will close within the anticipated time period or that the expected benefits of such transactions will be realized.

All forward-looking statements contained in this document and the documents referenced herein are made only as of the date of the document in which they are contained, and none of Sprint, SoftBank or Starburst II undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.